SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India

Telephone: 91 9820600 700

                                                                                                                                     November 3, 2008
 Via EDGAR & Courier

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:           Sona Resources, Inc. (the “Company”)
                Amendment #4 to Registration Statement on Form S-1
                                Filed September 22, 2008
                File No. 333-148959

We acknowledge receipt of the Staff’s comment letter of October 6, 2008 respecting Amendment #3 to our Registration Statement on Form S-1 identified in the caption above.

We have forwarded, electronically via EDGAR, one copy with ‘red-line’ changes of Amendment #5 to our S-1 and we have forwarded to you ‘hard copies” of both the final amended S-1 and the “red-line” copy.

Our responses below are in answer (and have the corresponding number) to the comments in Staff’s letter of October 6, 2008.  Please note that all references below relate to Amendment #5 to our S-1 (“Amendment #5”):

General

1.  An updated auditor’s consent has been filed as requested as Exhibit 23.1 to Amendment #5.

2.           We are enclosing, both ‘electronically’ and a ‘hard copy’, the Statutory Declaration from our Indian lawyer specifically addressing the questions you posed in your previous comment letter.

We inadvertently failed to have an ‘electronic copy’ of this Statutory Declaration filed with our last response letter for which we apologize.  However, as indicated in our follow-up letter to you of October 13th which we faxed to you (a copy of our October 13th letter is also enclosed), we did send a ‘hard copy’ of our Indian lawyers statutory declaration with our last response letter.  Our courier advised us that this response letter, and accompanying Statutory Declaration, were delivered to the SEC on September 23, 2008.  I trust you have received it by now.  In any event we have enclosed a further copy of the Statutory Declaration with this letter, i.e. both ‘electronically’ and a ‘hard copy’, as noted above.

Exhibit 5

3.           An updated opinion of counsel, and consent, have been filed as requested as Exhibits (#5 and #23.2 respectively) to Amendment #5.

We appreciate your comments and questions concerning disclosure in Amendment #5 to our S-1. We trust the above, and enclosed Amendment #4 and Statutory Declaration, fully address your comments and concerns.

Yours truly,
Sona Resources, Inc.

AJEETA PINHEIRO
Per:  Ajeeta Pinheiro
President